SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A	DOCAS INVESTIMENTOS S.A.
Companhia Aberta	Companhia Aberta
CNPJ/MF Nº 02.558.115/0001-21	CNPJ/MF Nº 33.433.665/0001-48
NIRE 33 300 276 963	NIRE 33 300 006 036

MATERIAL FACT NOTICE

The managements of TIM Participações S.A. (“TIM PART”) and Docas Investimentos S.A. (“Docas” and, jointly with TIM PART, the “Companies”), publicly announce, pursuant to the provision in Paragraph 4 of article 157 of Law No. 6,404/76, as amended (“BCL”) and CVM Ruling No. 358/02, to its shareholders, the market in general and other interested parties that on April 16, 2009, pursuant to the meetings of the Boards of Directors of the Companies held on the same date, a Merger Agreement was executed (the “Agreement”) between TIM PART, its controlling shareholder, TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) and JVCO Participações Ltda. (“JVCO”), with the intervenience of Docas, in order to deal with the indirect acquisition of control of Intelig Telecomunicações Ltda., (“Intelig”), a telecommunications company active on the local, national and international long distance calls, as well as data transmission. Said acquisition shall occur through the merger into TIM PART of Holdco Participações Ltda. (“HOLDCO”), a company controlled by JVCO, which in turn will hold, upon completion of the merger, 100% (one hundred per cent) of the capital stock of Intelig.

The Agreement sets forth that, upon achievement of certain conditions precedent, particularly prior approval from the National Telecommunications Agency – ANATEL (“ANATEL”), TIM PART (i) will absorb the net assets of Holdco, which shall be extinguished; (ii) will succeed Holdco in all of its rights and obligations; and (iii) will become the direct controlling quotaholder of Intelig (the “Transaction”). Once consummated, the Transaction will cause the extinction of the quotas representing the capital stock of HOLDCO, which will be substituted by common and preferred shares issued by TIM PART due to the capital increase, in the same proportion of the shares currently issued by TIM PART, and delivered to JVCO, which currently holds direct control of Holdco.

Intelig is undergoing a process of corporate and financial restructuring, particularly involving a composition with its main creditor banks in order to complete the settlement of its liabilities, as well as the capitalization of the credits previously held by its former controlling quotaholders, which is a condition precedent for the implementation of the Transaction.

The Agreement further states that, by virtue of the absorption of the net assets of HOLDCO, and the consequent capital increase of TIM PART, JVCO will be attributed a percentage of up to 6.15% (six point fifteen per cent) of the total common shares, and up to 6.15% (six point fifteen per cent) of the total preferred shares issued by TIM PART at the time of the Transaction; this shareholding interest may undergo changes by virtue of variations in the capital stock of TIM PART and/or the need for adjustments due to the amount of Intelig’s net debt existing at the time of consummation of the Transaction.

The completion of the merger is subject to verification and confirmation of the applicable exchange ratio by an economic-financial valuation report to be prepared by a first-rank financial institution for purposes of completing the Transaction.

The Transaction, of major strategic-operational importance for TIM PART, seeks to optimize the operational and support areas of TIM PART, its controlled companies, and Intelig, resulting in a more rational deployment of the resources available, a cost reduction, productivity gain, combination of commercial efforts and efficient use of synergies between the companies. In particular, material synergies may be produced by means of the use of Intelig’s network, which complements TIM PART’s controlled companies’ network.

The simplified organization chart reproduced below (excluding from the corporate chain certain specific purpose companies with special regard to the exception made below) demonstrates the current corporate structure and the structure after implementation of the Transaction described herein:

* Information concerning the shareholding percentages of TIM PART are still subject to changes due to the deliberations taken at its Extraordinary Shareholders Meeting, dated of April 2, 2009 and article 171 of the BCL.

In order to regulate their future relationship as TIM PART’s shareholders, TIM Brasil and JVCO, having as consenting intervening party TIM PART, executed a shareholders’ agreement, whose effectiveness is conditioned upon the completion of the Transaction. The aforementioned shareholders’ agreement regulates JVCO’s right to appoint a representative in the Board of Directors of TIM PART, pursuant to the terms and conditions set forth therein, and also the transfer of shares to be issued by TIM PART and to be held by JVCO by virtue of the Transaction.

2

Examination of the Transaction by Regulatory Agencies. As mentioned, consummation of the Transaction is also conditioned upon the prior consent of ANATEL and submission by the parties of the applicable concentration act for approval before the Brazilian Antitrust System Administrative (Sistema Brasileiro de Defesa da Concorrência - SBDC). As TIM PART, by means of its controlled company, TIM CELULAR S.A., and Intelig hold grants for the supply of the Switched Fixed Telephone Service (in the local, domestic long-distance and international long-distance modalities) which overlap in geographical terms, throughout the entire national territory, the request for approval from ANATEL is to request a timeframe for a solution to the overlapping of licenses, pursuant to the applicable regulations. Completion of the Transaction, as described above, is not subject to registration with the U.S. Securities and Exchange Commission – S.E.C., pursuant to its applicable regulations, even though TIM PART American Depositary Receipts are traded on the New York Stock Exchange.

Rio de Janeiro, April 16, 2009

TIM PARTICIPAÇÕES S.A.	DOCAS INVESTIMENTOS S.A.
Cláudio Zezza	Angela Maria Pereira Moreira
Investor Relations Officer	Investor Relations Officer

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 16, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.